444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-08

PolyMet announces site readiness initiative for NorthMet Project

St. Paul, Minn., May 30, 2023 - PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, announces its NewRange Copper Nickel joint venture ("NewRange") has commenced work at NorthMet to ready the site for construction when the clean energy minerals project is approved.

Estimated to cost US$18M, the work program focuses on preparing the plant site for construction by removing and salvaging steel and other material from the pre-existing concentrator building. The concentrator will be refurbished as part of constructing the NorthMet Project. Up to 120,000 labor hours are expected by as many as 120 union workers, trimming valuable time from the construction schedule once the project receives final approval.

NewRange holds both the NorthMet and Mesaba copper, nickel, cobalt, and platinum group metal (PGM) deposits, two globally significant clean energy critical mineral resources located in northeastern Minnesota.  NorthMet, once developed, would be Minnesota's first copper-nickel-precious metals mine and only the second nickel producing mine in the U.S.

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About PolyMet

PolyMet Mining Corp. is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources Limited. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the 50/50 joint venture and the company's expectations with respect to the future development of NorthMet and Mesaba. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the work program. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.